FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Sale of Telefónica Guatemala and Telefónica Salvador	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) in compliance with the Securities Market legislation, hereby communicates the following

INSIDE INFORMATION

Today, Telefónica's subsidiary Telefonica Centroamérica Inversiones, S.L., 60% of which is owned, directly and indirectly, by Telefonica and 40% by Corporación Multi Inversiones, has reached an agreement with América Móvil, S.A.B. of C.V. for the sale of the entire share capital of Telefónica Móviles Guatemala, S.A. (hereinafter, "Telefónica Guatemala") and 99.3% of Telefónica Móviles El Salvador (hereinafter, "Telefónica El Salvador").

The aggregate amount of the transaction (enterprise value) for both companies is 648 million US dollars (approximately 570 million euros at the current exchange rate, 293 million of which correspond to Telefónica Guatemala and 277 million to Telefónica El Salvador), an implicit multiple for the total amount of the transaction of 9.7 times the estimated 2018 EBITDA of the two companies. The transaction is expected to generate capital gains before taxes and minorities of around 120 million euros, mainly from Telefónica El Salvador.

The closing of the sale of Telefónica Guatemala has taken place today. However, the closing of the sale of Telefónica El Salvador is subject to the applicable regulatory conditions.

This transaction is part of the Telefónica Group ’s asset portfolio management policy based on a strategy of value creation, improving return on capital and strategic positioning. It also complements the objective of organic debt reduction and strengthening the balance sheet in a growing cash flow scenario, which allows us to maintain a sustainable and attractive shareholder remuneration.

Madrid, January 24, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 24, 2019	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors